UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Stebbins
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 21, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------                              -----------------
CUSIP No.   344123104                                          Page 2 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,300,000 (see Item 4)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

---------------------------------                              -----------------
CUSIP No.   344123104                                          Page 3 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,300,000 (see Item 4)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

---------------------------------                              -----------------
CUSIP No.   344123104                                          Page 4 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,300,000 (see Item 4)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on April 19, 2006 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the common stock, par value $0.01 per share, of Foamex International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

     Sigma Capital Associates, LLC, an Anguillan limited liability company ("Sigma Capital Associates"), holds 2,300,000 shares of Common Stock (the "Sigma Capital Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Capital Management") has investment and voting power with respect to the securities held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed to be a beneficial owner of the Sigma Capital Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Capital Associates and Sigma Capital Management, the "Sigma Reporting Persons") controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Capital Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 4.  Purpose of Transaction.

     The information in Item 4 is hereby amended by the addition of the following information:

     An informal ad hoc committee of certain holders of equity securities in the Issuer (the "Ad Hoc Committee") has been formed. Sigma Capital Management is a member of the Ad Hoc Committee, which is comprised of D. E. Shaw Laminar Portfolios, L.L.C., Par IV Capital Management LLC, Paloma International L.P., and Sigma Capital Management, with Goldman, Sachs & Co. acting as an observer. Each of the members of the Ad Hoc Committee, as well as Goldman, Sachs & Co., has filed separately its own Schedule 13D, and may be deemed to be a member of a group within the meaning of Rule 13d-5(b), with respect to its interests in equity securities of the Issuer.

     On July 19, 2006, the Issuer's board of directors adopted a resolution amending the Rights Agreement between the Issuer and Mellon Investor Services LLC, dated as of August 5, 2004 (the "Rights Agreement"), to except the members of the Ad Hoc Committee, as well as Goldman, Sachs & Co., from the definition of "Acquiring Persons" thereunder. In addition, the Rights Agreement was amended to provide that a person shall not be deemed to have "beneficial ownership" (within the meaning of Rule 13d-3) of a security under the Rights Agreement solely as a result of an agreement, arrangement or understanding entered into with any other person during, or in connection with, the Issuer's Chapter 11 case pending in the United States Bankruptcy Court for the District of Delaware.

     As part of the Sigma Reporting Persons' continuing evaluation of, and preservation of the value of, their investment in Common Stock of the Issuer, the Sigma Reporting Persons may from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer's board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. Sigma Capital Management has met, and the Sigma Reporting Persons reserve the right to meet in the future, with the Issuer's board of directors, management and advisers from time to time to discuss the Issuer's business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. The Sigma Reporting Persons may work with the Issuer and/or the Issuer's advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Issuer.

     Except to the extent set forth above, or in any other Item hereof, the Sigma Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. However, the Sigma Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any such matters.

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2006


SIGMA CAPITAL MANAGEMENT, LLC


By:  /s/ Peter Nussbaum
     ------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


SIGMA CAPITAL ASSOCIATES, LLC


By:  /s/ Peter Nussbaum
     ------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


STEVEN A. COHEN


By:  /s/ Peter Nussbaum
     ------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory